Exhibit 99.48

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

MAYFAIR GOLD CORP. (the “Company”)

489 McDougall Street

Matheson, Ontario, P0K 1N0

ITEM 2	DATE OF MATERIAL CHANGE

December 18, 2025

ITEM 3	NEWS RELEASE

The Company issued a news release on December 18, 2025 relating to the material change, which was disseminated through newswire distribution and subsequently filed on SEDAR+ at www.sedarplus.ca.

ITEM 4	SUMMARY OF MATERIAL CHANGE:

On December 18, 2025, the common shares of the Company were consolidated at a ratio of two (2) pre-consolidation common shares to one (1) post-consolidation common share issued and outstanding (the “Consolidation”).

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

At the close of business on December 17, 2025, the Company consolidated its outstanding common share capital on the basis of one (1) post-Consolidation common share for every two (2) pre-Consolidation common shares outstanding.

At the opening of markets on December 18, 2025, the common shares of the Company commenced trading on a post-Consolidation basis under the existing ticker symbol “MFG” and new CUSIP: 57808L305. Following completion of the Consolidation there were 66,643,858 common shares and 153,750 restricted common shares issued and outstanding.

No fractional shares were issued as a result of the Consolidation whereby fractional interests were rounded up to the nearest whole number of common shares.

5.2 Disclosure for Restructuring Transactions

Not applicable

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

None.

ITEM 8	EXECUTIVE OFFICER

Darren Prins

Interim Chief Financial Officer

Telephone: (855) 350-5600

ITEM 9	DATE OF REPORT

December 19, 2025